One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

May 8, 2009

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

Re:	Astoria Financial Corporation
Forms 10-K for Fiscal Year Ended December 31, 2007 and 2008
File No.  001-11967

Dear Mr. Vaughn:

We wish to acknowledge receipt of your letter dated March 19, 2009 concerning the Securities and Exchange Commission’s review of the disclosures contained in Astoria Financial Corporation’s (the “Company”) Forms 10-K for the Fiscal Year Ended December 31, 2007 and 2008.  The following sets forth the Company’s responses to your comments.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 57

1.
Please refer to your response to comment 2 of our February 5, 2009 letter.  We note your reference to the increase in the provision in each quarter throughout 2008; however, it remains unclear why the total allowance as a percentage of non-performing loans decreased throughout the same period while charge-offs and non-performing increased.  Further, your disclosure does not appear to sufficiently explain how you considered the trend of progressive decreases in the total allowance as a percentage of non-performing loans when determining that your allowance for loan losses was appropriate.  We re-issue comment 2 of our February 5, 2009 letter and request that you tell us and revise future filings to include an expanded discussion of the trends depicted by your asset quality ratios between quarters, including a chronology of events that lead to the deteriorating assets quality ratios between periods.  Also, considering the significant provision recorded in the fourth quarter of 2008, include a discussion of the specific facts and circumstances that occurred in that quarter that were not present at September 30, 2008.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

We note and appreciate the Staff’s concern regarding the declining trend in our ratio of the allowance for loan losses to non-performing loans.  Consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued by the Federal Financial Regulatory Agencies in December 2006, we use ratio analyses as a supplemental tool for evaluating the overall reasonableness of the allowance for loan losses.   Although the ratio of the allowance for loan losses to non-performing loans is a required disclosure item, taken by itself, changes in this ratio can be misleading and such changes, up or down need to be explained in the overall context of a company’s credit risk profile.  As the Staff correctly points out, our ratio of the allowance for loan losses to non performing loans has been declining throughout 2008.  Nevertheless, we continue to believe, even in hindsight, that our allowance was adequate at each quarterly measurement date during 2008.  Our conclusion is based upon the application of our allowance methodology which does not rely either exclusively or primarily upon the ratio of the allowance for loan losses to non performing loans, nor is it required to by GAAP or applicable bank regulatory guidance.

Our methodology continues to stress the variety of factors and analyses which mitigate this concern and provide support for de-emphasizing the overall importance of this ratio with respect to the adequacy of our allowance for loan losses.  These factors and analyses include, but are not limited to (1) our actual loss experience on our loan portfolio and non-performing loans on a long-term and short-term basis; (2) the increasing levels of total allowance for loan losses, loan loss provision and the ratio of the allowance for loan losses to total loans during the past year in response to the deteriorating economy and real estate markets; (3) the composition of our loan and non-performing loan portfolios; and (4) our underwriting standards, particularly the average loan-to-value ratios at origination.

While we recognize that, for an unsecured portfolio where delinquency more often equates directly to loss, the ratio of the allowance for loan losses to non-performing loans is an important metric, it does not always serve as a relevant metric on a secured portfolio where loan-to-value ratios are more relevant.  Historically, our non-performing loans, measured in dollar terms and as a percentage of the loan portfolio, have been at such low levels that use of a static ratio to determine the adequacy of the allowance for loan losses would have resulted in a total allowance for loan losses which would have been significantly inadequate to the entire loan portfolio.  Likewise, while an increase in non-performing loans, which has occurred in years past, would mathematically result in a declining trend, it is not an indication that the allowance for loan losses was inadequate.  While we acknowledge that as the level of non-performing loans to total loans increases, and our actual loss severity (defined below) increases, the ratio of the allowance for loan losses to non-performing loans may become more relevant, it has not been the case to date.

The adequacy of the allowance for loan losses is ultimately determined by the actual losses and charges recognized in the portfolio.  Our analysis of loss severity, defined as the ratio of the difference between the outstanding loan balance plus escrow advances and our net proceeds on final disposition of the asset (typically the sale of real estate owned (REO)) to the outstanding loan balance plus escrow advances, on one-to-four family loans during all of 2008 indicates a loss severity of approximately 25%.  This analysis reviewed 58 one-to-four family REO sales which occurred throughout 2008 and included both full documentation loans and reduced

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

documentation loans in a variety of states with varying years of origination.  A similar analysis of 2008 charge-offs on multi-family and commercial real estate loans indicates an average loss severity of approximately 35%.  We consider our average multi-family and commercial real estate loss severity experience as a gauge in evaluating the overall adequacy of our allowance for loan losses.  However, the uniqueness of each multi-family and commercial real estate loan, particularly those within New York City, many of which are rent stabilized, is also factored into our analyses.  We also obtain updated estimates of collateral value on our non-performing multi-family and commercial real estate loans in excess of $1.0 million.  We believe utilizing the loss experience of the past year is most reflective of the current economic and real estate downturn rather than our long-term historical experience which we used previously.  At December 31, 2007, the reported ratio of the allowance for loan losses to non-performing loans of approximately 116% was well in excess of our average loss severity experience for our mortgage loan portfolios.  Even the benefit of hindsight supports the adequacy of the reserves as this ratio was approximately 4 times our actual 2008 loss severity.  At December 31, 2008, the ratio of the allowance for loan losses to non-performing loans stood at approximately 50%; almost double our average loss experience, indicating that hypothetically if every non-performing loan were to migrate to REO and be sold, our allowance for loan losses would be more than adequate to cover potential losses.  Additionally, as discussed later, our accounting for loans delinquent 180 days or more has a positive impact on these ratios such that, at December 31, 2008, our adjusted ratio of the allowance for loan losses to non-performing loans, as shown in the table on page 4, was almost 3 times our average loss severity.  We update our loss analyses quarterly to ensure that our allowance coverage percentages are adequate and the overall allowance for loan losses is our best estimate of loss as of a particular point in time.

Although the ratio of the allowance for loan losses to non-performing loans continued to decline for the year, several other more relevant asset quality metrics continued to move directionally consistent with the increasing trend in our delinquencies reflecting our analyses and views of the increasing risk in the portfolio; namely, the increase in the total allowance for loan losses and the ratio of the allowance for loan losses to total loans.  These increases reflect our growing uncertainty of potential losses in the portfolio throughout 2008 due to the adverse economic trends, and have resulted in an increase in the qualitative component of our allowance for losses over and above our quantitative metrics.

Additionally, when analyzing our asset quality trends, consideration must be given to our accounting for non-performing loans, particularly when reviewing our allowance for loan losses to non-performing loans ratio.  Included in our non-performing loans are one-to-four family loans which are 180 days or more past due.  As previously discussed in our filings and as required by our primary federal banking regulator, we update our estimates of collateral values on one-to-four family loans which are 180 days past due.  If the estimated fair value of the loan collateral less estimated selling costs is less than the recorded investment in the loan, a charge-off of the difference is recorded to reduce the loan to its fair value less estimated selling costs.  Therefore certain losses inherent in our non-performing one-to-four family loans are being recognized at 180 days of delinquency and accordingly are charged off.  The impact of updating these estimates of collateral value and recognizing any required charge-offs is to increase charge-offs and reduce the allowance for loan losses required on these loans.  In

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

effect, these loans have been written down to their fair value less estimated selling costs and the inherent loss has been recognized.  Therefore, when reviewing the allowance for loan losses as a percentage of non-performing loans, the impact of these charge-offs should be considered.  The following table details the impact that one-to-four family loans which are 180 days or more past due have had on total non-performing loans, the allowance for loan losses and related loan charge-offs.

	12/31/2007	3/31/2008	6/30/2008	9/30/2008	12/31/2008

Non-performing loans (NPL), as reported	$68,076	$106,604	$128,603	$164,769	$238,620
1-4 family loans = 180+ days	26,863	39,633	53,095	71,666	87,730
Adjusted non-performing loans	$41,213	$66,971	$75,508	$93,103	$150,890

Total allowance for loans (ALLL), as reported	$78,946	$80,083	$81,843	$86,318	$119,029
Allowance related to 1-4 family loans = 180+ days	2,625	3,601	4,130	5,019	4,485
Adjusted allowance for loan losses	$76,321	$76,482	$77,713	$81,299	$114,544

ALLL to NPL, as reported	115.97%	75.12%	63.64%	52.39%	49.88%
Adjusted ALLL to Adjusted NPL (excl=180+ day)	185.19%	114.20%	102.92%	87.32%	75.91%

Total Loans	$16,155,014	$15,701,549	$16,180,376	$16,722,737	$16,712,444
NPL to total loans	0.42%	0.68%	0.79%	0.99%	1.43%
ALLL to total loans	0.49%	0.51%	0.51%	0.52%	0.71%

Total charge-offs (gross) QTD, as reported	$1,399	$3,043	$5,354	$8,819	$12,938
1-4 family loans = 180+ day charge-offs QTD	237	687	1,151	3,188	3,575
Adjusted charge-offs (excl = 180+ day) QTD	$1,162	$2,356	$4,203	$5,631	$9,363

Provision QTD, as reported	$2,000	$4,000	$7,000	$13,000	$45,000

The above table indicates that excluding the impact of one-to-four family loans which are 180 days or more past due (for which updated estimates of value have been obtained) our ratio of the adjusted allowance for loan losses to adjusted non-performing loans is approximately 76% at December 31, 2008.  While we have not disclosed this adjusted ratio in our filings, we do consider this information in our analyses of the adequacy of the allowance for loan losses and our evaluation of our asset quality trends.  We have included qualitative disclosures in our filings regarding the accounting for and impact of our one-to-four family loans which are 180 days or more past due on our non-performing loans and charge-offs.

During 2008, the continued deterioration in the housing and real estate markets, and increasing weakness in the economy, and, in particular, the unemployment rate, contributed to increases in our delinquencies, non-performing loans and charge-offs.  These deteriorating market conditions, and related impact on our portfolio, exhibited significant acceleration during the 2008 fourth quarter.  Accordingly, we increased our allowance for loan losses, through increasing provisions for loan losses, each quarter throughout 2008.  The increases in our allowance for loan losses and related provision were directionally consistent with the

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

progressive increases we experienced in 2008 in our delinquencies, non-performing loans and charge-offs.  Although the increases in our non-performing loans resulted in the reduction of our ratio of the allowance for loan losses to non-performing loans, both the as reported and adjusted ratios remained well in excess of our actual loss experience.  In evaluating the allowance for loan losses from quarter to quarter in 2008, we took note of the adjusted ratio of the adjusted allowance for loan losses to adjusted non-performing loans, which, though steadily decreasing, remained at levels above 100% until the 2008 third quarter, as noted in the table above.

During the 2008 first quarter, our non-performing loans increased $38.5 million to $106.6 million at March 31, 2008, from $68.1 million at December 31, 2007.  Charge-offs totaled $3.0 million for the 2008 first quarter compared to $1.4 million for the 2007 fourth quarter.  However, included in the first quarter 2008 charge-offs was a $1.5 million charge-off on a single construction loan.  Excluding the construction loan charge-off, our loss experience in the 2008 first quarter was consistent with that of the 2007 fourth quarter.  During the 2008 first quarter, the unemployment rate ranged from 4.90% to 5.10% and job losses for the quarter totaled 288,000, which was only the first quarterly loss in several years and not significantly different than the 2007 fourth quarter during which the unemployment rate ranged from 4.70% to 5.00% and job gains totaled 215,000.  At March 31, 2008, our ratio of non-performing loans to total loans remained well below industry averages at 0.68%, up slightly from 0.42% at December 31, 2007.  Additionally, the Case-Shiller Index for the 20 Metropolitan Markets indicated a year over year decline of 10.7% through January 2008.  We considered the increase in non-performing loans, the composition of our charge-offs, the composition of our loan portfolio, changes in market conditions and unemployment, and asset quality ratios and determined that an allowance for loan losses of approximately $80 million was appropriate and adequate and, as a result, recorded a provision for loan losses of $4.0 million for the 2008 first quarter.  In our evaluation, we discounted the impact of the job losses and decline in real estate values due to our strong loan-to-value ratios at origination.  This resulted in an increase in the allowance for loan losses as a percentage of total loans to 0.51% at March 31, 2008 from 0.49% at December 31, 2007.  The allowance for loan losses as a percentage of non-performing loans was 75% at March 31, 2008 compared to 116% at December 31, 2007.  We considered the ratio of the allowance for loan losses to non-performing loans to be an insignificant factor in our evaluation of the adequacy of the allowance for loan losses for the quarter ended March 31, 2008.

During the 2008 second quarter, our non-performing loans increased $22.0 million to $128.6 million at June 30, 2008, from $106.6 million at March 31, 2008.  Charge-offs totaled $5.4 million for the 2008 second quarter compared to $3.0 million for the 2008 first quarter.  Included in the second quarter 2008 charge-offs was a $1.4 million charge-off on a single multi-family loan.  Our charge-off experience in the 2008 second quarter was higher than in the 2008 first quarter.  This increase was primarily due to charge-offs related to the transfer of loans to REO and one-to-four family loans which were 180 days past due.  During the 2008 second quarter, the unemployment rate ranged from 5.00% to 5.50% and job losses for the quarter totaled 236,000, which was relatively consistent with the 2008 first quarter.  At June 30, 2008, our ratio of non-performing loans to total loans remained below industry averages at 0.79%, and was up only slightly from 0.68% at March 31, 2008.  The Case-Shiller Index for

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

the 20 Metropolitan Markets indicated a year over year decline of 15.2% through April 2008.  We considered the increase in non-performing loans, the composition of our charge-offs, the composition of our loan portfolio, changes in market conditions and unemployment, and asset quality ratios and determined that an allowance for loan losses of approximately $82 million was appropriate and adequate, and as a result, recorded a provision for loan losses of $7.0 million for the 2008 second quarter.  Although the Case-Shiller Index indicated a greater pace of decline than the previous quarter, our strong loan-to-value ratios at origination, limited loss experience and nominal dollar increase in adjusted non-performing loans and total delinquencies provided supporting evidence to discount, to some degree, the impact of the declining values.  As a result, the allowance for loan losses as a percentage of total loans remained at 0.51% at both June 30, 2008 and March 31, 2008.  The allowance for loan losses as a percentage of non-performing loans was 64% at June 30, 2008 compared to 75% at March 31, 2008.  We considered the ratio of the allowance for loan losses to non-performing loans to be an insignificant factor in our evaluation of the adequacy of the allowance for loan losses for the quarter ended June 30, 2008.

During the 2008 third quarter, our non-performing loans increased $36.2 million to $164.8 million at September 30, 2008, from $128.6 million at June 30, 2008.  Charge-offs totaled $8.8 million for the 2008 third quarter compared to $5.4 million for the 2008 second quarter.  Our charge-off experience in the 2008 third quarter was higher than in the 2008 second quarter.  Contributing to this increase was an increase in charge-offs related to one-to-four family loans which were 180 days past due.  During the 2008 third quarter, the unemployment rate ranged from 5.70% to 6.10% and job losses for the quarter totaled 441,000, which was somewhat higher than the 2008 second quarter.  At September 30, 2008, our ratio of non-performing loans to total loans continued to remain below industry averages at 0.99%, up from 0.79% at June 30, 2008.  The Case-Shiller Index for the 20 Metropolitan Markets indicated a year over year decline of 16.3% through July 2008.  We considered the increase in non-performing loans, the composition of our charge-offs, the composition of our loan portfolio, changes in market conditions and unemployment, and asset quality ratios and determined that an allowance for loan losses of approximately $86 million was appropriate and adequate, and as a result, recorded a provision for loan losses of $13.0 million for the 2008 third quarter.  During our evaluation of these factors for the quarter ended September 30, 2008, we acknowledged what appeared to be an acceleration of deteriorating trends.  Job losses were almost double the prior quarter and the balances of non-performing loans and total delinquent loans increased at a greater degree than the previous quarter.  However, the change in the Case-Shiller Index was at a significantly slower pace, and although we were experiencing an increase in charge-offs, our loss severity per loan had not changed significantly from previous quarters.  The noted increases in our overall allowance for loan losses and related provision reflected our increasing uncertainty of the impact of these trends.  The allowance for loan losses as a percentage of total loans increased to 0.52% at September 30, 2008, from 0.51% at June 30, 2008.  The increase in this asset quality ratio was tempered somewhat by the significant increase in our loan portfolio during the quarter from new loan originations which were originated at lower loan-to-value ratios and more restrictive underwriting standards than loans previously originated.  We believe the ratio of the allowance for loan losses to total loans was and is a more relevant asset quality ratio to our operations than the ratio of the allowance for loan losses to non-performing loans.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

During the 2008 fourth quarter, our allowance for loan losses increased $32.7 million to $119.0 million at December 31, 2008, from $86.3 million at September 30, 2008 and we recorded a provision for loan losses totaling $45.0 million.  The significant increase in our allowance for loan losses and related provision for loan losses in the 2008 fourth quarter reflects the significant changes in many of the aforementioned variables, in particular the following.  The first factor contributing to this increase was the significant increase in delinquencies, non-performing loans and charge-offs during the 2008 fourth quarter.  Delinquencies increased $148.0 million to $538.5 million at December 31, 2008 from $390.5 million at September 30, 2008; non-performing loans increased $73.8 million to $238.6 million at December 31, 2008 from $164.8 million at September 30, 2008; and charge-offs increased $4.1 million to $12.9 million for the 2008 fourth quarter compared to $8.8 million for the 2008 third quarter.  The second factor we considered which contributed to the increase in our allowance for loan losses was the significant increase in the unemployment rate and job losses during the 2008 fourth quarter.  During the 2008 fourth quarter, the unemployment rate ranged from 6.50% to 7.20% and job losses for the quarter totaled 1.6 million, which was more than triple the job losses experienced in the third quarter.  This significant increase in job losses corresponds to the increase in our non-performing loans at December 31, 2008 compared to September 30, 2008 and increases the inherent risk in our loan portfolio which we considered in determining our allowance for loan losses.  The third factor contributing to the increase in our allowance for loan losses was our updated analysis of our loan loss experience.  During 2008 we began experiencing more significant increases in delinquencies, non-performing loans and charge-offs, primarily as a result of the decline in the housing and real estate markets, as well as the ongoing economic recession.  Our analyses of these trends indicated significant differences in the performance of various segments of our loan portfolio, particularly our full documentation versus our reduced documentation loans.  During the 2008 fourth quarter, as a result of our assessments of our analyses, we further segmented our one-to-four family loan portfolio by (1) interest-only and amortizing; (2) full documentation and reduced documentation; and (3) year of origination and modified certain allowance coverage percentages.

Each of the above factors were either not present prior to the 2008 fourth quarter or were not of the same magnitude of change which we experienced in the 2008 fourth quarter.  We believe that our allowance for loan losses and related provision for loan losses are reflective of and consistent with the overall market trends as well as the performance of our portfolio and the significant increase in our allowance for loan losses and related provision during the fourth quarter reflects the unforeseen and significant increases in job losses, the unemployment rate and loan delinquencies during that quarter.

We will, in future filings beginning with the March 31, 2009 Form 10-Q, further enhance our disclosures related to our allowance for loan losses and related provision.  Please see Appendix A for our proposed disclosure.

Asset Quality, page 67

2.	Please refer to your response to comment 3 of our February 5, 2009 letter. Absent FICO score information on 18% of your portfolio, it is not clear to us how you can

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

assert that total loans with FICO scores below 660 are immaterial to your portfolio.  Further, while the 6% of known loans with FICO scores below 660 at December 31, 2008 may be immaterial to your total portfolio, it appears likely such amount would be material to your results of operations if the loans were to deteriorate as may be expected based on their increased risk characteristics.  Please revise future filings to incorporate the statistics set forth in your response for these loans and to disclose the fact that you do not have FICO score information on 18% of your portfolio.  Also, please disclose if loans known to have a FICO score below 660 include loan products other than fully amortizing, fixed rate loans at origination.  To the extent that is the case, please describe the loan products associated with these loans.

We will include the requested information in our future filings beginning with the March 31, 2009 Form 10-Q.  Please see Appendix A for our proposed disclosure.

3.	Please revise future filings to disclose your definition of sub-prime loans.

We will include our definition of sub-prime loans in our future filings beginning with the March 31, 2009 Form 10-Q.  Please see Appendix A for our proposed disclosure.

Audited Financial Statements

Note (3) Securities, page 106

4.	Please address the following regarding your securities with unrealized losses:

•
You state on page 107 that “substantially all” of your non-GSE issuance securities have a AAA credit rating.  Please tell us and revise your future filings to quantify the amount of these securities that do not have a AAA credit rating and to identify their respective ratings.  In particular, clearly disclose the ratings for your securities that are in an unrealized loss position, explain how you considered their ratings in your determination that the impairment was not other than temporary and why you expect to collect all principal and interest on them.

At December 31, 2008, the amortized cost of our non-GSE issuance securities which do not have a credit rating of AAA totaled $1.6 million, or 0.74% of our total non-GSE issuance securities.  These securities had an unrealized loss totaling $18,000 at December 31, 2008.  Of the non-AAA rated securities, $484,000 have a credit rating of AA and the remainder are unrated.  All of these securities were performing in accordance with their terms and were not considered other-than temporarily impaired at December 31, 2008.  We do not believe it is necessary to expand our disclosures related to non-GSE issuance securities with a rating below AAA due to the immateriality of the balance of these securities.

•
You state on page 108 that you recorded a $77.7 million other-than-temporary impairment charge in the third quarter to reduce the carrying amount of your investment in two issues of Freddie Mac perpetual preferred securities to the securities’ market values totaling $5.3 million as of September 30, 2008.  You

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

also state that at December 31, 2008, your Freddie Mac stock had an unrealized loss of $4.2 million.  You disclose that this impairment was not deemed to be other-than-temporary based on the short duration of the unrealized loss and the likelihood of a possible near-term market value recovery.  Please tell us and revise your disclosures in future filings to more specifically disclose how you determined the likelihood of a “possible” near-term market value recovery was sufficient to preclude a determination that the impairment was not other than temporary.  Clearly discuss both the positive and negative evidence you weighed in making your conclusion.

Although the market values of our Freddie Mac preferred securities declined in value from September 30, 2008 to December 31, 2008, they also reflected a significant amount of price volatility and had traded near or above our cost basis during the three months ended December 31, 2008.  Additionally, shortly after the reporting date the securities showed a similar rebound, trading at market prices close to their new cost basis.  The cost basis of our Freddie Mac Series H preferred securities was $2.25 per share based on the fair market value as of September 30, 2008.  During the first five trading days of October 2008, the stock closed at an average price of $2.53 per share with a closing high of $2.85 per share.  The cost basis of our Freddie Mac Series L preferred securities was $2.00 per share based on the fair market value as of September 30, 2008 and traded as high as $1.89 per share on November 10, 2008. At December 31, 2008, the Series H preferred securities had a market value of $0.50 per share and the Series L securities had a market value of $0.33 per share.  On January 8, 2009, the Series H preferred securities had a market value of $2.00 per share and on January 7, 2009, the Series L preferred securities had a market value of $1.24 per share.  In reviewing the changes in market values during and subsequent to the fourth quarter, we believe that the changes were not due to company specific news, either positive or negative, but appeared to be more reflective of the volatility in the equity and bond markets.  We believe that the volatility measures, the trades near or above our cost bases during the quarter and the significant increase in values shortly after the reporting period provided sufficient evidence to support the likelihood of a possible near term recovery in market value. This, coupled with the short duration of the unrealized loss, and no significant change in the status of Freddie Mac, economic or otherwise, during the period, resulted in our conclusion that our Freddie Mac preferred securities were not other-than-temporarily impaired at December 31, 2008.

During the 2009 first quarter, the market values of these Freddie Mac preferred securities trended downward from the values observed in the beginning of January.  Our analysis of the market value trends indicated that there was no longer a likelihood of a near-term market value recovery.  Based on the increased duration of the unrealized loss and the unlikelihood of a near-term market value recovery, we concluded, as of March 31, 2009, our Freddie Mac preferred securities were other-than-temporarily impaired and of such little value that a write-off of our remaining cost basis was warranted.

We will, in future filings beginning with the March 31, 2009 Form 10-Q, enhance our disclosures related to the basis for our conclusions regarding whether or not our Freddie Mac preferred securities are other-than-temporarily impaired.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

The Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 327-7892 or (516) 327-7820, respectively, if you have any questions.

Sincerely,

/s/ Monte N. Redman	/s/ Frank E. Fusco
Monte N. Redman	Frank E. Fusco
President and Chief Operating Officer	Executive Vice President, Treasurer
Astoria Financial Corporation	and Chief Financial Officer
Astoria Financial Corporation

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

Appendix A

COMMENT 1 PROPOSED DISCLOSURE

(The following text would replace the Critical Accounting Policies – Allowance for Loan Losses section of our MD&A which starts on page 48 and continues through page 50 in our 2008 Annual Report on Form 10-K)

Our allowance for loan losses is established and maintained through a provision for loan losses based on our evaluation of the probable inherent losses in our loan portfolio.  We evaluate the adequacy of our allowance on a quarterly basis.  The allowance is comprised of both specific valuation allowances and general valuation allowances.

Specific valuation allowances are established in connection with individual loan reviews and the asset classification process, including the procedures for impairment recognition under Statement of Financial Accounting Standards, or SFAS, No. 114, “Accounting by Creditors for Impairment of a Loan, an Amendment of FASB Statements No. 5 and 15,” and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, an amendment of FASB Statement No. 114.”  Such evaluation, which includes a review of loans on which full collectibility is not reasonably assured, considers the current estimated fair value of the underlying collateral, if any, current and anticipated economic and regulatory conditions, current and historical loss experience of similar loans and other factors that determine risk exposure to arrive at an adequate loan loss allowance.

Loan reviews are completed quarterly for all loans individually classified by our Asset Classification Committee.  Individual loan reviews are generally completed annually for multi-family, commercial real estate and construction loans in excess of $2.0 million, commercial business loans in excess of $200,000, one-to-four family loans in excess of $1.0 million and troubled debt restructurings.  In addition, we generally review annually borrowing relationships whose combined outstanding balance exceeds $2.0 million.  Approximately fifty percent of the outstanding principal balance of these loans to a single borrowing entity will be reviewed.

The primary considerations in establishing specific valuation allowances are the current estimated value of a loan’s underlying collateral and the loan’s payment history.  We update our estimates of collateral value for non-performing multi-family, commercial real estate and construction loans in excess of $1.0 million and one-to-four family loans which are 180 days delinquent, annually, and certain other loans when the Asset Classification Committee believes repayment of such loans may be dependent on the value of the underlying collateral.  Updated estimates of collateral value are obtained through appraisals, where practical.  In instances where we have not taken possession of the property or do not otherwise have access to the premises and, therefore, cannot obtain a complete appraisal, an estimate of the value of the property is obtained based primarily on a drive-by inspection and a comparison of the property securing the loan with similar properties in the area, by either a licensed appraiser or real estate broker for one-to-four family properties.  For multi-family and commercial real estate properties, we estimate collateral value based on an internal cash flow analysis when current financial information is available, coupled with, in most cases, an inspection of the property.  Other current and anticipated economic conditions on which our specific valuation

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

allowances rely are the impact that national and/or local economic and business conditions may have on borrowers, the impact that local real estate markets may have on collateral values, the level and direction of interest rates and their combined effect on real estate values and the ability of borrowers to service debt.  For multi-family and commercial real estate loans, additional factors specific to a borrower or the underlying collateral are considered.  These factors include, but are not limited to, the composition of tenancy, occupancy levels for the property, cash flow estimates and, to a lesser degree, the existence of personal guarantees.  We also review all regulatory notices, bulletins and memoranda with the purpose of identifying upcoming changes in regulatory conditions which may impact our calculation of specific valuation allowances.  The OTS periodically reviews our reserve methodology during regulatory examinations and any comments regarding changes to reserves or loan classifications are considered by management in determining valuation allowances.

Pursuant to our policy, loan losses are charged-off in the period the loans, or portions thereof, are deemed uncollectible.  The determination of the loans on which full collectibility is not reasonably assured, the estimates of the fair value of the underlying collateral and the assessment of economic and regulatory conditions are subject to assumptions and judgments by management.  Specific valuation allowances could differ materially as a result of changes in these assumptions and judgments.

General valuation allowances represent loss allowances that have been established to recognize the inherent risks associated with our lending activities, but which, unlike specific allowances, have not been allocated to particular loans.  The determination of the adequacy of the general valuation allowances takes into consideration a variety of factors.  We segment our one-to-four family loan portfolio by interest-only and amortizing loans, full documentation and reduced documentation loans and year of origination and analyze our historical loss experience and delinquency levels and trends of these segments.  The resulting range of allowance percentages is used as an integral part of our judgment in developing estimated loss percentages to apply to the portfolio.  We segment our consumer and other loan portfolio by home equity lines of credit, business loans, revolving credit lines and installment loans and perform similar historical loss analyses.  We monitor credit risk on interest-only hybrid ARM loans that were underwritten at the initial note rate, which may have been a discounted rate, in the same manner as we monitor credit risk on all interest-only hybrid ARM loans.  We monitor interest rate reset dates of our portfolio, in the aggregate, and the current interest rate environment and consider the impact, if any, on the borrowers’ ability to continue to make timely principal and interest payments in determining our allowance for loan losses.  We also consider the size, composition, risk profile, delinquency levels and cure rates of our portfolio, as well as our credit administration and asset management procedures.  We monitor property value trends in our market areas by reference to various industry and market reports, economic releases and surveys, and our general and specific knowledge of the real estate markets in which we lend, in order to determine what impact, if any, such trends may have on the level of our general valuation allowances.  In determining our allowance coverage percentages for non-performing loans, we consider our historical loss experience with respect to the ultimate disposition of the underlying collateral.  In addition, we evaluate and consider the impact that current and anticipated economic and market conditions may have on the portfolio and known and inherent risks in the portfolio.

Consistent with the Interagency Policy Statement on the Allowance for Loan and Lease Losses issued by the Federal Financial Regulatory Agencies in December 2006, we use ratio analyses as a

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

supplemental tool for evaluating the overall reasonableness of the allowance for loan losses.  As such, we evaluate and consider our asset quality ratios as well as the allowance ratios and coverage percentages set forth in both peer group and regulatory agency data.  We also consider any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  We consider the observed trends in our asset quality ratios in combination with our primary focus on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  We do not determine the appropriate level of our allowance for loan losses based exclusively on a single factor or asset quality ratio.  Our evaluation of general valuation allowances is inherently subjective because, even though it is based on objective data, it is management’s interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we periodically review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

During 2008, we began experiencing more significant increases in delinquencies, non-performing loans and net loan charge-offs primarily as a result of the decline in the housing and real estate markets, as well as the ongoing economic recession.  Our analyses of these trends indicated significant differences in the performance of various segments of our loan portfolio, particularly our full documentation versus our reduced documentation loans.  As a result of our assessments of these additional analyses in combination with our assessments of our other existing analyses, we modified certain allowance coverage percentages during the 2008 fourth quarter to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.

Effective January 1, 2008, we have revised our presentation of non-performing mortgage loans to report mortgage loans which have missed only two payments as 60-89 days delinquent instead of as non-accrual, which had been our previous practice.  This change did not have a significant impact on the evaluation of the allowance for loan losses.  For further discussion of this change in presentation, see “Asset Quality - Non-Performing Assets.”

Based on our evaluation of the continued deterioration of the housing and real estate markets, the weakness in the overall economy, in particular, the recent increase in unemployment, and the increase in and composition of our delinquencies, non-performing loans, net loan charge-offs and overall loan portfolio, we determined that an allowance for loan losses of $119.0 million was warranted at December 31, 2008 resulting in a related provision of $69.0 million for 2008.  The allowance for loan losses was $78.9 million at December 31, 2007.  The allowance for loan losses  represents management’s best estimate of the probable inherent losses in our loan portfolio at the respective dates.

Actual results could differ from our estimates as a result of changes in economic or market conditions.  Changes in estimates could result in a material change in the allowance for loan losses.  While we believe that the allowance for loan losses has been established and maintained at levels

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

that reflect the risks inherent in our loan portfolio, future adjustments may be necessary if portfolio performance or economic or market conditions differ substantially from the conditions that existed at the time of the initial determinations.

For additional information regarding our allowance for loan losses, see “Provision for Loan Losses” and “Asset Quality.”

(The following text would replace the Results of Operations - Provision for Loan Losses section of our MD&A which starts on page 65 and continues through page 66 in our 2008 Annual Report on Form 10-K)

We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio.  During 2008, the continued deterioration of the housing and real estate markets, and increasing weakness in the overall economy, contributed to an increase in our delinquencies, non-performing loans and net loan charge-offs.  As a geographically diversified residential lender, we have been affected by negative consequences arising from the ongoing economic recession and, in particular, a sharp downturn in the housing industry nationally, as well as economic and housing industry weaknesses in the New York metropolitan area specifically.  We are particularly vulnerable to a job loss recession.  Based on our evaluation of the issues regarding the continued deterioration of the housing and real estate markets and the overall economy, coupled with the increase in and composition of our delinquencies, non-performing loans, net loan charge-offs and overall loan portfolio, we determined that a significant increase in the allowance for loan losses and related provision was warranted during the year ended December 31, 2008.

The allowance for loan losses was $119.0 million at December 31, 2008 and $78.9 million at December 31, 2007.  The provision for loan losses totaled $69.0 million for the year ended December 31, 2008 and $2.5 million for the year ended December 31, 2007.  The increase in the allowance for loan losses and related provision for the year ended December 31, 2008, compared to the year ended December 31, 2007, reflects the continued higher levels of non-performing loans and net loan charge-offs experienced since the second half of 2007, coupled with the significant rise in unemployment during the 2008 fourth quarter.  The allowance for loan losses as a percentage of total loans was 0.71% at December 31, 2008 and 0.49% at December 31, 2007.  The allowance for loan losses as a percentage of non-performing loans decreased to 49.88% at December 31, 2008, from 115.97% at December 31, 2007, primarily due to an increase in non-performing loans.  The increases in non-performing loans during any period are taken into account when determining the allowance for loan losses because the allowance coverage percentages we apply to our non-performing loans are higher than the allowance coverage percentages applied to our performing loans.

As previously discussed, we use ratio analyses as a supplemental tool for evaluating the overall reasonableness of the allowance for loan losses.  The adequacy of the allowance for loan losses is ultimately determined by the actual losses and charges recognized in the portfolio.  Our analysis of loss severity, defined as the ratio of the difference between the outstanding loan balance plus escrow advances and our net proceeds on final disposition of the asset (typically the sale of real estate owned (REO)) to the outstanding loan balance plus escrow advances, on one-to-four family loans during all of 2008 indicates a loss severity of approximately 25%.  This analysis reviewed 58 one-to-

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

four family REO sales which occurred throughout 2008 and included both full documentation loans and reduced documentation loans in a variety of states with varying years of origination.  A similar analysis of 2008 charge-offs on multi-family and commercial real estate loans indicates an average loss severity of approximately 35%.  We consider our average multi-family and commercial real estate loss severity experience as a gauge in evaluating the overall adequacy of our allowance for loan losses.  However, the uniqueness of each multi-family and commercial real estate loan, particularly those within New York City, many of which are rent stabilized, is also factored into our analyses.  We also obtain updated estimates of collateral value on our non-performing multi-family and commercial real estate loans in excess of $1.0 million.  We believe utilizing the loss experience of the past year is most reflective of the current economic and real estate downturn rather than our long-term historical experience which we used previously.  At December 31, 2007, the reported ratio of the allowance for loan losses to non-performing loans of approximately 116% was well in excess of our average loss severity experience for our mortgage loan portfolios.  At December 31, 2008, the ratio of the allowance for loan losses to non-performing loans stood at approximately 50%; almost double our average loss experience, indicating that our allowance for loan losses would be more than adequate to cover potential losses.  Additionally, as discussed later, consideration of our accounting for loans delinquent 180 days or more provides further insight when analyzing these ratios.  We update our loss analyses quarterly to ensure that our allowance coverage percentages are adequate and the overall allowance for loan losses is our best estimate of loss as of a particular point in time.

Although the ratio of the allowance for loan losses to non-performing loans continued to decline for the year, several other more relevant asset quality metrics continued to move directionally consistent with the increasing trend in our delinquencies reflecting our analyses and views of the increasing risk in the portfolio; namely, the increase in the total allowance for loan losses and the ratio of the allowance for loan losses to total loans.  These increases reflect our growing uncertainty of potential losses in the portfolio throughout 2008 due to the adverse economic trends, and have resulted in an increase in the qualitative component of our allowance for losses over and above our quantitative metrics.

Additionally, when analyzing our asset quality trends, consideration must be given to our accounting for non-performing loans, particularly when reviewing our allowance for loan losses to non-performing loans ratio.  Included in our non-performing loans are one-to-four family loans which are 180 days or more past due.  Our primary federal banking regulator, the OTS, requires us to update our collateral values on one-to-four family loans which are 180 days past due.  If the estimated fair value of the loan collateral less estimated selling costs is less than the recorded investment in the loan, a charge-off of the difference is recorded to reduce the loan to its fair value less estimated selling costs.  Therefore certain losses inherent in our non-performing one-to-four family loans are being recognized at 180 days of delinquency and accordingly are charged off.  The impact of updating these estimates of collateral value and recognizing any required charge-offs is to increase charge-offs and reduce the allowance for loan losses required on these loans.  In effect, these loans have been written down to their fair value less estimated selling costs and the inherent loss has been recognized.  Therefore, when reviewing the allowance for loan losses as a percentage of non-performing loans, the impact of these charge-offs should be considered.  At December 31, 2008, non-performing loans included $87.7 million of one-to-four family loans which were 180 days or more past due which had a related allowance for loan losses totaling $4.5 million.  Excluding one-to-four family loans which were 180 days or more past due at December 31, 2008 and their related

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

allowance, our ratio of the allowance for loan losses to non-performing loans would be approximately 76% which was almost 3 times our average loss severity experience for our mortgage loan portfolios.  This compares to our reported ratio of the allowance for loan losses to non-performing loans at December 31, 2008 of approximately 50%.

We review our allowance for loan losses on a quarterly basis.  Material factors considered during our quarterly review are our loss experience, the composition and direction of loan delinquencies and the impact of current economic conditions.  Net loan charge-offs totaled $28.9 million, or eighteen basis points of average loans outstanding for the year ended December 31, 2008, compared to $3.5 million, or two basis points of average loans outstanding for the year ended December 31, 2007.  The increase in net loan charge-offs was primarily due to increases in net charge-offs related to one-to-four family and multi-family mortgage loans.  For the year ended December 31, 2008, one-to-four family mortgage loan charge-offs totaled $18.0 million and multi-family and commercial real estate mortgage loan charge-offs totaled $9.4 million.

The composition of our loan portfolio, by property type, has remained relatively consistent over the last several years.  At December 31, 2008, our loan portfolio was comprised of 74% one-to-four family mortgage loans, 18% multi-family mortgage loans, 6% commercial real estate loans and 2% other loan categories.  Our average loan-to-value ratios upon origination have been low overall, have been consistent over the past several years and provide the primary source of protection in the event of default.  At December 31, 2008, the average loan-to-value ratio of our mortgage loan portfolio was less than 65% based on current principal balances and original appraisal values.  However, the markets in which we lend have experienced significant declines in real estate values which we have taken into account in evaluating our allowance for loan losses.  No assurance can be given in any particular case that our loan-to-value ratios will provide full protection in the event of borrower default.

Our non-performing loans, which are comprised primarily of mortgage loans, increased $170.5 million to $238.6 million, or 1.43% of total loans, at December 31, 2008, from $68.1 million, or 0.42% of total loans, at December 31, 2007.  This increase, which occurred throughout 2008, was primarily due to increases in non-performing one-to-four family mortgage loans totaling $117.3 million and multi-family mortgage loans totaling $45.3 million.  Despite the increase in non-performing loans at December 31, 2008, our non-performing loans continue to remain at low levels relative to the size of our loan portfolio.

We continue to adhere to prudent underwriting standards.  We underwrite our one-to-four family mortgage loans primarily based upon our evaluation of the borrower’s ability to pay.  We generally do not obtain updated estimates of collateral value for loans until classified or requested by our Asset Classification Committee, or, in the case of one-to-four family loans, when such loans are 180 days delinquent.  We monitor property value trends in our market areas to determine what impact, if any, such trends may have on our loan-to-value ratios and the adequacy of the allowance for loan losses.  Based on our review of property value trends, including updated estimates of collateral value on classified loans and related loan charge-offs, we believe the deterioration in the housing market continues to have a negative impact on the value of our non-performing loan collateral as of December 31, 2008.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

During 2008, the continued deterioration in the housing and real estate markets, and increasing weakness in the economy, and, in particular, the unemployment rate, contributed to increases in our delinquencies, non-performing loans and charge-offs.  These deteriorating market conditions, and related impact on our portfolio, exhibited significant acceleration during the 2008 fourth quarter.  Accordingly, we increased our allowance for loan losses, through increasing provisions for loan losses, each quarter throughout 2008.  The increases in our allowance for loan losses and related provision were directionally consistent with the progressive increases we experienced in 2008 in our delinquencies, non-performing loans and charge-offs.  Although the increases in our non-performing loans resulted in the reduction of our ratio of the allowance for loan losses to non-performing loans, the ratio remained well in excess of our actual loss experience.

During the 2008 fourth quarter, our allowance for loan losses increased $32.7 million to $119.0 million at December 31, 2008, from $86.3 million at September 30, 2008 and we recorded a provision for loan losses totaling $45.0 million.  The significant increase in our allowance for loan losses and related provision for loan losses in the 2008 fourth quarter reflects the significant changes in many of the aforementioned variables, in particular the following.  The first factor contributing to this increase was the significant increase in delinquencies, non-performing loans and charge-offs during the 2008 fourth quarter.  Delinquencies increased $148.0 million to $538.5 million at December 31, 2008 from $390.5 million at September 30, 2008; non-performing loans increased $73.8 million to $238.6 million at December 31, 2008 from $164.8 million at September 30, 2008; and charge-offs increased $4.1 million to $12.9 million for the 2008 fourth quarter compared to $8.8 million for the 2008 third quarter.  The second factor we considered which contributed to the increase in our allowance for loan losses was the significant increase in the unemployment rate and job losses during the 2008 fourth quarter.  During the 2008 fourth quarter, the unemployment rate ranged from 6.50% to 7.20% and job losses for the quarter totaled 1.6 million, which was more than triple the job losses experienced in the third quarter.  This significant increase in job losses corresponds to the increase in our non-performing loans at December 31, 2008 compared to September 30, 2008 and increases the inherent risk in our loan portfolio which we considered in determining our allowance for loan losses.  The third factor contributing to the increase in our allowance for loan losses was our updated analysis of our loan loss experience.  During 2008 we began experiencing more significant increases in delinquencies, non-performing loans and charge-offs, primarily as a result of the decline in the housing and real estate markets, as well as the ongoing economic recession.  Our analyses of these trends indicated significant differences in the performance of various segments of our loan portfolio, particularly our full documentation versus our reduced documentation loans.  During the 2008 fourth quarter, as a result of our assessments of our analyses, we further segmented our one-to-four family loan portfolio by (1) interest-only and amortizing; (2) full documentation and reduced documentation; and (3) year of origination and modified certain allowance coverage percentages.

Each of the above factors were either not present prior to the 2008 fourth quarter or were not of the same magnitude of change which we experienced in the 2008 fourth quarter.  We believe that our allowance for loan losses and related provision for loan losses are reflective of and consistent with the overall market trends as well as the performance of our portfolio and the significant increase in our allowance for loan losses and related provision during the fourth quarter reflects the unforeseen and significant increases in job losses, the unemployment rate and loan delinquencies during that quarter.  There are no material assumptions relied on by management which may not be apparent in

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

our disclosures or reflected in our asset quality ratios and activity in the allowance for loan losses.  We believe our allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving consideration to the composition and size of our loan portfolio, delinquencies, charge-off experience and non-accrual and non-performing loans.  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at December 31, 2008 and December 31, 2007.

For further discussion of the methodology used to determine the allowance for loan losses, see “Critical Accounting Policies-Allowance for Loan Losses” and for further discussion of our loan portfolio composition and non-performing loans, see “Asset Quality.”

COMMENTS 2 AND 3 PROPOSED DISCLOSURE

(The following text would replace the last paragraph which starts on page 75 and is continued on page 76 of the Asset Quality section of our MD&A included in our 2008 Annual Report on Form 10-K)

The market does not apply a uniform definition of what constitutes “subprime” lending.  Our reference to subprime lending relies upon the “Statement on Subprime Mortgage Lending” issued by the OTS and the other federal bank regulatory agencies, or the Agencies, on June 29, 2007, which further references the “Expanded Guidance for Subprime Lending Programs,” or the Expanded Guidance, issued by the Agencies by press release dated January 31, 2001.  In the Expanded Guidance, the Agencies indicated that subprime lending does not refer to individual subprime loans originated and managed, in the ordinary course of business, as exceptions to prime risk selection standards.  The Agencies recognize that many prime loan portfolios will contain such accounts.  The Agencies also excluded prime loans that develop credit problems after acquisition and community development loans from the subprime arena.  According to the Expanded Guidance, subprime loans are other loans to borrowers which display one or more characteristics of reduced payment capacity.  Five specific criteria, which are not intended to be exhaustive and are not meant to define specific parameters for all subprime borrowers and may not match all markets or institutions’ specific subprime definitions, are set forth, including having a credit (FICO) score of 660 or below.  However, we do not associate a particular FICO score with our definition of sub-prime loans.  Consistent with the guidance provided by federal bank regulatory agencies, we consider sub-prime loans to be loans to borrowers with a credit history containing one or more of the following at the time of origination: (1) bankruptcy within the last four years; (2) foreclosure within the last two years; or (3) two 30 day mortgage delinquencies in the last twelve months.  In addition, sub-prime loans generally display the risk layering of the following features: high debt-to-income ratio (50/50); low or no cash reserves; current loan-to-value ratios over 90%; 2/28, 3/27 or negative amortization loan products; or reduced or no documentation loans.  Our underwriting standards would generally preclude us from originating loans to borrowers with a credit history containing a bankruptcy within the last four years, a foreclosure within the last two years or two 30 day mortgage delinquencies in the last twelve months.  Based upon the definition and exclusions described above, we are a prime lender.  Within our portfolio of one-to-four family mortgage loans, we have loans to borrowers who had FICO scores of 660 or below at the time of origination. However, as a portfolio lender we underwrite our loans considering all credit criteria, as well as collateral value, and do not base our underwriting decisions solely on FICO scores.  Based on our underwriting criteria, particularly the

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

average loan-to-value ratios at origination, we consider our loans to borrowers with FICO scores of 660 or below at origination to be prime loans.

Although FICO scores are considered as part of our underwriting process, they have not always been recorded on our mortgage loan system and are not available for all of the one-to-four family mortgage loans on our mortgage loan system.  However, substantially all of our one-to-four family mortgage loans originated since March 2005 have credit scores available on our mortgage loan system.  At December 31, 2008, one-to-four family mortgage loans which had FICO scores available on our mortgage loan system totaled $10.15 billion, or 82% of our total one-to-four family mortgage loan portfolio, of which $621.3 million, or 6%, had FICO scores of 660 or below at the date of origination. We do not have FICO scores recorded on our mortgage loan system for 18% of our one-to-four family mortgage loans at December 31, 2008.  Consistent with our one-to-four family mortgage loan portfolio composition, substantially all of our loans to borrowers with known FICO scores of 660 or below are hybrid adjustable rate mortgage, or ARM, loans.  Of these loans, 75% are interest-only and 25% are amortizing at December 31, 2008.  In addition, at December 31, 2008, 66% of our loans to borrowers with known FICO scores of 660 or below were full documentation loans and 34% were reduced documentation loans.  We believe the aforementioned loans, when originated, were amply collateralized and otherwise conformed to our prime lending standards and do not present a greater risk of loss or other asset quality risk relative to comparable loans in our portfolio to other borrowers with higher credit scores.  Of our one-to-four family mortgage loans without a FICO score available on our mortgage loan system at December 31, 2008, 63% are amortizing hybrid ARM loans, 28% are interest-only hybrid ARM loans and 9% are amortizing fixed rate loans.  In addition, 79% of such loans at December 31, 2008 are full documentation loans and 21% are reduced documentation loans.